Jane K. P. Tam
202 457 7114
jane.tam@hklaw.com
June 30, 2006
HAND DELIVERY
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop: 3561
100 F. Street, N.W.
Washington, D.C. 20549

Re:	IdleAire Technologies Corporation Form 10-SB filed on May 2, 2006 File No. 0-51966
Dear Mr. Spirgel,
     On behalf of IdleAire Technologies Corporation (the “Company”), we are responding to your letter dated June 1, 2006.
General
1.	Please note that the Form 10-SB as filed on EDGAR reflects an EDGAR “tag” as a filing made on Form 10 rather than Form 10-SB. Please revise the “tag” on the amended filing to reflect filing on Form 10-SB.

Response: We have revised the EDGAR “tag” on Amendment No. 1 to the Form 10-SB filing to reflect that the filing was made on a Form 10-SB.

2.	Comments, if any, regarding your confidential treatment requests will be provided by separate letter. To the extent not afforded confidential treatment, the material terms of these material agreements must be adequately disclosed and discussed in the Business and MD&A sections of the Form 10-SB.

Response: We have received a separate letter from the SEC regarding our confidential treatment requests and have responded accordingly.

3.	We note your assertions throughout your document concerning your potential market and industry. Please provide us with marked copies of your materials and internal studies that support your assertions, clearly cross-referencing an assertion with the underlying factual support. Confirm for us that these documents are publicly available.

Response: Please see Attachments A through E herewith for copies of the materials that support the following assertions contained in the Form 10-SB filing.

On page 2, we state that our system’s cost “is significantly less than the cost of diesel fuel burned during idling.” This statement was based upon a slide entitled “Fuel Cost Comparison” in a Presentation to the 2001 Annual Meeting of the Truck Maintenance Council, dated March 15, 2001, by Andrew Blackburn, Vice-President Fleet Maintenance, B&B Trucking, Inc., Kalamazoo, MI. (Please see Attachment A).

On pages 2, 3 and 9, we state that “we have long-term agreements ... for the rights to install ATE®-equipped parking spaces at over 550 different locations.” This statement is based upon the Company’s internal database of agreements with travel centers. (Please see Attachment B).

On pages 4 and 7, we state that there are “1.3 million long-haul trucks.” This statement is based upon the Company’s internal database. (Please see Attachment C)

On page 3, we state that “trucks idle approximately 50% of their useful lives.” This is based on the Company’s internal database as well as a slide entitled “Operating Parameters” in a Presentation to the 2001 Annual Meeting of the Truck Maintenance Council, dated March 15, 2001, by Andrew Blackburn, Vice-President Fleet Maintenance, B&B Trucking, Inc., Kalamazoo, MI. A truck that idles during Department of Transportation’s required rest periods (10 hours every 24 hours) will idle 42% or more of the operating hours. The Company’s operating data shows that the Company’s patrons use the Company’s service an average of 10.7 hours per day, or 45% of the 24-hour day. Some fleets (e.g., refrigerated produce) have very high idling rates. The Company’s internal database shows that one such fleet in 2001 reported idling 67% of total operating hours.

On page 4, we estimate that “ there are approximately 85,000 long-haul fleet operators.” This statement was based upon the North American Truck Fleet Directory, 2002 Edition. American Trucking Associations, Alexandria, VA. For your convenience, we have downloaded the directory in the attached CD.

On page 7, we state that “we believe that approximately 15,000 of the 1.3 million long-haul trucks have been electrified.” This was based primarily on estimates published by Volvo, which is the leading proponent of 120 VAC wiring in sleeper cabs. It should be noted that these 15,000 electrified cabs have a 120 VAC distribution system on board but do not have 120 VAC air conditioning or heating systems on board. Essentially all trucks with on-board 120 VAC HVAC systems have been retrofitted by users. This number is very small, significantly less than 1,000 trucks nationwide. (Please see Attachment D).
On page 10, we state that “there are approximately 3,000 fleet terminals with 235,000 parking spaces in the U.S., primarily with truck fleets with more than 100 trucks.” This statement was based on the Company’s internal data. (Please see Attachment E).
Item 1. Description of Business, Part 1 pages 2-9
4.	Expand the disclosure to discuss the material terms and conditions of the DOT and other grants.

Response: We have expanded the disclosure on the DOT and other grants under “Item 1. Description of Business” on page 5 to discuss the material terms and conditions.

5.	Expand to discuss the material terms of your material supply agreements referenced on pages 17-18 of your certified financial statements.

Response: We have expanded the disclosure under “Item 1. Description of Business” on page 5 to discuss the material terms of our material supply agreements.

6.	Further expand this section to briefly describe the material terms of your long-term agreements with travel center operators (e.g. the term of each agreement) referenced under Strong Relationship with Travel Center Operators, page 3.

Response: We have expanded the disclosure under “Item 1. Description of Business” on page 3 to state that the long-term agreements with the travel center operators are exclusive and that in connection with the agreements, the travel center operators receive lease consideration from us. Regarding the term of each agreement, we respectfully submit that the terms of each agreement should remain confidential. We have submitted a separate letter to the SEC requesting confidential treatment for such information.
Forward-Looking Statements, Part I page 9
7.	Please revise to delete your references to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 as the safe harbor provision is not available to new registrants.

Response: We deleted the references to the safe harbor provision of the Private Securities Litigation Reform Act of 1995.
Item 2. Management’s Discussion and Analysis, Part I pages 9-16
Overview, page 9
8.	Disclose the estimated cost of installation of your ATE system at a travel center.

Response: We have expanded the disclosure under “Item 2. Management’s Discussion and Analysis — Overview” on page 10 to state that at a travel center of average size consisting of 73 parking spaces, we anticipate the total cost of installation of our ATE® system to be approximately $1.1 million, or $15,000 per parking space.

9.	Discuss how you charge for your services (hourly fee v. flat fee) and the prices charged for your services.

Response: We have expanded the disclosure under “Item 2. Management’s Discussion and Analysis — Overview” on page 10 to include the hourly rate and the 15% discounts made available for fleets and gold members.

10.	Provide more detail as to your nationwide rollout of your ATE® systems, including the significant steps necessary to achieve those plans and the time period contemplated.

Response: We have expanded the disclosure under “Item 2. Management’s Discussion and Analysis — Overview” on page 10 to provide more detail on the major steps involved in our nationwide rollout and the time period contemplated.

11.	If possible, provide more guidance as to when the company expects operating revenues to outgrow your operating expenses.

Response: We have added disclosure under “Item 2. Management’s Discussion and Analysis — Overview” on page 11 to state that site operating revenues are anticipated to outpace related site operating costs when occupancy rates reach about 37% to 38% and that the Company believes it will achieve positive EBITDA when there are approximately 11,000 to 12,000 ATE® units nationwide generating similar or greater occupancy rates.
Liquidity and Capital Resources, pages 13-14
12.	Provide a more detailed description of the amounts and timing of the disbursements from your December 2005 discount note and warrant placement.

Response: We have added disclosure under “Liquidity and Capital Resources” on page 14 to state that of the $234.8 million proceeds from the sale of the Discount Notes and detachable common stock warrants, a 3% underwriting fee was paid, an advisory fee and out of pocket expenses that totaled $21.3 million. In addition, repayment of previously incurred debt plus interest totaled $5.9 million, resulting in net proceeds of $207.6 million. Of this amount, $201.6 million was placed in a restricted escrow account, with the remaining $6.0 million disbursed to the Company at closing on December 30, 2005.

13.	Expand your liquidity discussion to provide an analysis of your cash flows from operating activities. Identify the primary factors that affect the uncertainties or variabilities in your cash flows. For guidance please refer to Section IV.B of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations in Release No FR-72 at http://www.sec.gov/rulcs/interp/33-8350.htm.

Response: We have added the following disclosure under “Liquidity and Capital Resources” on page 14:

“The $4.4 million increase in cash and cash equivalents for 2005 was primarily the result of proceeds from issuance of Discount Notes of $201.7 million, preferred stock of $17.0 million, warrants of $33.1 million and notes payable of $1.3 million, partially offset by an increase in restricted cash of $200.7 million, debt financing costs of $22.0 million, payments on notes payable of $1.9 million, purchase of property and equipment of $4.2 million as well as cash used in operating activities of $19.7 million. The cash used in operating activities of $19.7 million in 2005 compares to cash used in operating activities of $12 million in 2004; the increase is due principally to the receipt of $7 million in grants in 2004 compared to $0.8 million in 2005. Cash flows used in operating activities are principally the result of direct site operating costs and selling, general and administrative expenses, net of revenues received.”

Please also see our response to your Comment 14, which directly influences the periodic variability in our cash flows.

14.	Discuss the estimated capital expenditures for both for the next 12 months and on a long-term basis that you will need to fund your nationwide rollout plan referred to at page 14.

Response: We have added the following disclosure under “Liquidity and Capital Resources” on page 14:

“We plan to install our ATE® equipment in approximately 13,100 additional parking spaces over the next 12 months and capital expenditures for these spaces are anticipated to be approximately $195 million. We plan to fund this amount with our cash and restricted cash, deposits made toward equipment purchases, grant monies already awarded but not yet received, work in process components previously purchased and net operational revenues. On a longer term basis, we plan to continue to install our ATE® equipment in nationwide sites and anticipate funding to be generated from operations.”
Critical Accounting Estimates, page 15
15.	The Commission’s interpretive release on “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in December 2003 provides disclosure requirements for critical accounting estimates. Critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Your current presentation only lists your significant accounting policies without providing any sensitivity analysis or other quantitative information as required per this release. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.
Response: In reevaluating the content of our critical accounting estimates disclosure, we have revised our disclosure to exclude the following policies: property and equipment, property write-offs, research and development and revenue recognition. While these policies represent significant accounting policies, they do not represent significant estimation processes. Accordingly, we believe our critical accounting estimates should consist of (i) the accounting for stock options and warrants and (ii) the accounting for the deferred income tax asset valuation allowance. Concurrent with the presentation of our March 2006 financial information, we have updated our critical accounting estimates to include an expanded discussion around the effects of adopting SFAS 123(R) and the assumptions therein. We did not expand our discussion of income taxes – while this is a significant estimate, there is little to no expected variability in this estimate given the significance of our net operating loss position. As our operations grow and we become more profitable, we would expect our future discussions regarding the deferred income tax valuation allowance to provide more meaningful insight and quantitative analysis of the “estimate” as calculated in accordance with SFAS 109.
Item 4. Security Ownership, Part I pages 16-17
16.	Identify the ultimate beneficial owners of each of the legal entities named as owners in the beneficial ownership table.

Response: The Company has used good faith effort to ascertain the ultimate beneficial owners of each of the legal entities named as owners in the beneficial ownership table and respectfully submit that such information is unlikely to be obtained without unreasonable effort and expense.
Item 5. Directors and Executive Officers. Part I pages 18-20
17.	Clarify the period of time each of the named directors have been IdleAire directors.

Response: We have provided the period of time each of the named directors have been IdleAire directors under “Item 5. Directors and Executive Officers” on page 18.
Item 6. Executive Compensation. Part I pages 21-23
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values, page 22
18.	In the absence of a public market for your securities, you should present the value of fiscal year-end options based upon the value used for accounting purposes to determine whether any compensation expense must be accrued with respect to a particular option.

Response: We have expanded the table under “Item 6. Executive Compensation” on page 22 to include the value of fiscal year-end options.

Age of Financial Statements. Part F/S pages 2-7
19.	Update the financial statements and other financial information in the document to include the interim period ended March 31, 2006. Refer to Item 310(g) of Regulation S-B.

Response: We have updated the financial statement and other financial information in the Amendment No. 1 to the Form 10-SB to include the interim period ended March 31, 2006.
Statements of Operations, Part F/S page 4
20.	We note that you present depreciation and amortization as a separate line item in the statement of operations. It appears that this presentation may not comply with the guidance in SAB Topic 11:B if the line item labeled “site operations costs” excludes depreciation and amortization that is directly attributed to the generation of revenue. Describe for us the nature and amount of each significant component of depreciation and amortization expense. Tell us how you considered the guidance in SAB Topic 11:B.

Include earnings per share data for each period presented or disclose the reasons for excluding this information since you are registering common stock and convertible preferred stock.

Response: We modified the caption “Site operating costs” to read “Direct site operating costs” and moved the depreciation line item upward so as to give it sufficient prominence. By characterizing the operating costs as only including “direct” costs, it appropriately implies that depreciation has been excluded. Further, we added disclosure in footnote 3 to quantify the amount of depreciation associated with revenue-generating equipment. We believe these modifications now comply with SAB Topic 11:B.

Regarding earnings per share data, paragraph 6 of SFAS 128, Earnings Per Share states that earnings per share presentation is applicable only “if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally”. We are registering our securities pursuant to Section 12(g)(1)(B) of the Securities Exchange Act of 1934, as amended, because these classes of shares were held by record of over 500 shareholders. Since our securities are not currently traded on any stock exchange, we do not believe that earnings per share presentation is required or applicable.
Note 2 — Significant Accounting Policies, Part F/S pages 8-13
21.	Disclose your method of accounting for share-based payments to nonemployees such as the transactions disclosed in Notes 6 and 10 at pages 17 and 22.

Response: We have revised Note 2, subcaption “Stock-Based Compensation” to read “Share-Based Payments” and included a discussion of our method of accounting for share-based payments to nonemployees, as follows:

“Share-based payments to non-employees are accounted for at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.”
Note 2 — Significant Accounting Policies
Recently Adopted Accounting Pronouncements. Part F/S page 13
22.	Disclose the method you will use upon the adoption of SFAS 123R. Expand your disclosure to explain why the impact of adopting the standard will depend on the levels of share-based payments in the future.

Response: We have expanded our disclosure to include the following:

“Since the Company used the minimum-value method to measure pro forma compensation cost for employee stock options under Statement 123, it will be required to use the prospective method upon adoption of Statement 123(R). Under the prospective method, the Company will continue to account for non-vested awards outstanding at the date of adoption using the provisions of APB No. 25; all awards granted, modified or settled after the date of adoption will be accounted for using the measurement recognition and attribution provisions of Statement 123(R). Accordingly, the impact of adopting Statement 123(R) cannot be predicted at this time because it will depend on the levels of share-based payments in the future.”
     The Company is interested in finalizing the Form 10-SB as soon as possible, and would appreciate the Staff’s prompt response. If you have any further questions or comments, of if you require any additional information, please contact me at (202) 457-7114 by telephone, or by facsimile at (202) 955-5564. Thank you for your assistance.
Very truly yours,
Jane K. P. Tam
Encl.
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